UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TWINLAB CONSOLIDATED HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

901773101

(CUSIP Number)

Capstone Financial Group, Inc.

8600 Transit Road
East Amherst, NY 14051
Telephone (866) 798-4478

and

Darin Richard Pastor

8600 Transit Road

East Amherst, NY 14051
Telephone (866) 798-4478

with a copy to:

Hayden Trubitt, Esq.

Stradling Yocca Carlson & Rauth, P.C.

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

Fax (858) 408-4251

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

May 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901773101	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Capstone Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,718,489(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,718,489(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,718,489(1) Shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
(1) The aggregate number of shares to which the Schedule 13D relates includes options for the purchase of 1,498,500 currently-outstanding shares of common stock of the Issuer (all of which Capstone Financial Group, Inc. believes it has duly exercised, but for which the optionors are refusing to deliver the shares) and Series B Warrants to purchase 18,000,000 shares of common stock of the Issuer held by Capstone Financial Group, Inc.

(2) Based on 226,531,917 shares outstanding at June 2, 2015.

CUSIP No. 901773101	13D/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Darin Richard Pastor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,718,489(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,718,489(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,718,489(1) Shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The aggregate number of shares to which the Schedule 13D relates includes options for the purchase of 1,498,500 currently-outstanding shares of common stock of the Issuer (all of which Darin Richard Pastor believes a corporation controlled by Darin Richard Pastor has duly exercised, but for which the optionors are refusing to deliver the shares) and Series B Warrants to purchase 18,000,000 shares of common stock of the Issuer held by a corporation controlled by Darin Richard Pastor.

(2) Based on 226,531,917 shares outstanding at June 2, 2015.

CUSIP No. 901773101	13D/A	Page 4 of 6 Pages

Item 1.  Security and Issuer

This amendment of a Schedule 13D statement relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 632 Broadway, New York, New York 10012.

This amendment is being filed by Capstone Financial Group, Inc., a Nevada corporation (“CAPP”) and Darin Richard Pastor (“Mr. Pastor”) (collectively, the “Reporting Persons”) to amend and supplement Items 3, 5, 6 and 7 of the Schedule 13D statement, which was filed on December 17, 2014.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D statement is amended and supplemented to reflect the following:

On May 28, 2015, CAPP and the Issuer entered into a Compromise Agreement and Release and an Amendment No. 1 to Series B Warrant. Pursuant to these two agreements:

-	The Common Stock Put Agreement, dated as of September 30, 2014, was terminated.
-	CAPP surrendered to the Issuer the entire Series A Warrant, dated as of September 30, 2014.
-	CAPP surrendered to the Issuer 4,368,421 of the warrants under the Series B Warrant, dated as of September 30, 2014.
-	The remaining 18,000,000 warrants under the Series B Warrant were deemed divided into four tranches, each with an associated date beyond which it would no longer be exercisable: one tranche for 2,000,000 warrant shares (no longer exercisable after November 30, 2015); one for 4,000,000 warrant shares (no longer exercisable after March 31, 2016); one for 6,000,000 warrant shares (no longer exercisable after July 31, 2016); and another for 6,000,000 warrant shares (no longer exercisable after November 30, 2016).
-	CAPP granted the Issuer three contingent call options, at $0.01 per share, to acquire shares of common stock of the Issuer from CAPP to the extent that upon effective expiration of the second, third and fourth tranches CAPP had not exercised the warrants within such tranches. The three contingent call options would be for a number of shares of common stock of the Issuer equal to 25% of such unexercised warrants (i.e., a maximum of 1,000,000 shares if CAPP exercised no warrants from the second tranche, a maximum of 1,500,000 shares if CAPP exercised no warrants from the third tranche and a maximum of 1,500,000 shares if CAPP exercised no warrants from the fourth tranche). In addition, the Issuer cannot exercise a contingent call option unless it has satisfied such option’s “Liquidity Condition,” namely that for each of the three or fourth months before the tranche’s effective expiration date the Issuer must have a financial position sufficient to show a 1.15x fixed charge coverage ratio for a certain trailing period, all as defined by the Issuer’s Credit and Security Agreement dated January 22, 2015.

The source of the funds for any future exercises of the Series B Warrant is anticipated to be CAPP’s working capital.

Item 5.  Interest in Securities of Issuer

Items 5(a) and (c) of the Schedule 13D statement are amended to reflect the following:

(a)	As of the filing date of the this amendment, CAPP may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act) 20,718,489 shares of common stock of the Issuer, or 8.4% of the class (using the principles of Rule 13d-3 under the Securities Exchange Act to determine such percentage). Of such shares, 1,498,500 shares are issuable pursuant to the Stock Option, and 18,000,000 shares are issuable pursuant to the Series B Warrant.

Mr. Pastor beneficially owns 74.5% of CAPP and therefore controls CAPP, and therefore also beneficially owns 8.4% of the Issuer.

CUSIP No. 901773101	13D/A	Page 5 of 6 Pages

(c)	Except as set forth or incorporated herein, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days. In addition to the matters described in Item 3 of this amendment, during the past 60 days CAPP sold the following numbers of shares of common stock of the Issuer on the following dates (all in private transactions to accredited investors and all at $0.76 per share):

May 1, 2015	184,209 shares
May 5, 2015	20,000 shares
May 18, 2015	263,157 shares
May 19, 2015	263,157 shares
May 21, 2015	855,263 shares
May 28, 2015	246,049 shares
June 10, 2015	13,157,895 shares
June 11, 2015	32,894 shares
June 12, 2015	65,789 shares

Each of the six May 2015 sale transactions also included CAPP issuing to the respective buyers a three-year call option to purchase from CAPP, at $1.00 per share, the same number of shares of common stock of the Issuer as the number of outstanding shares of the Issuer (as listed above) sold in the transaction, for a total of 1,831,835 shares of common stock of the Issuer underlying such call options sold in such particular transactions.

Settlement of the June 10, 2015 sale transaction has not yet occurred, but for purposes of this amendment it is deemed to have occurred.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D statement is amended and supplemented to reflect the following:

The information set forth under Item 3 (as amended and supplemented by this amendment) is incorporated herein by reference.

Other than the Agreements described in Item 3 of the Schedule 13D statement (as amended and supplemented by this amendment), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between CAPP, Mr. Pastor, and any other person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1*	Joint Filing Agreement

Exhibit 7	Form of Option Agreement

Exhibit 8**	Compromise Agreement and Release, dated as of May 28, 2015, by and between Twinlab Consolidated Holdings, Inc. and Capstone Financial Group, Inc.

Exhibit 9**	Amendment No. 1 to Series B Warrant, dated as of May 28, 2015, by and between Twinlab Consolidated Holdings, Inc. and Capstone Financial Group, Inc.

*	Incorporated by reference to the Reporting Persons’ Schedule 13D statement, as filed with the SEC on December 17, 2014.
**	Incorporated by reference to CAPP’s Current Report on Form 8-K, as filed with the SEC on May 29, 2015

CUSIP No. 901773101	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2015
Capstone Financial Group, Inc.

	By:	/s/ Darin Pastor
Darin Pastor, Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2015

/s/ Darin Richard Pastor
DARIN RICHARD PASTOR, an individual